UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

James J. Connors, II

c/o Kelso & Company

320 Park Avenue, 24th Floor

New York, New York 10022

Telephone: (212) 751-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	Names of Reporting Persons Kelso GP VIII, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of the Class A shares representing limited partner interests of the Issuer (“Class A shares”) referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares representing limited partner interests of the Issuer (“Class B shares”) owned of record by KIA VIII (Rubicon), L.P. (“KIA VIII”) and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV (Rubicon), LLC (“KEP VI AIV”), which are exchangeable for Class A shares as described herein. Pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Issuer dated July 1, 2018 (the “Partnership Agreement”), KIA VIII and KEP VI AIV will each have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange (the “Exchange Right”) Class B shares and a corresponding number of Units of limited liability company interest (the “Units”) in Tallgrass Equity, LLC (each Class B share and Unit so exchanged, together, an “Exchange Unit”), for a like number of Class A shares, not to exceed, in the aggregate, the total number of Exchange Units held by KIA VIII or KEP VI AIV, as applicable. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons KIA VIII (Rubicon) GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons KIA VIII (Rubicon), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons KEP VI AIV (Rubicon), LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank T. Nickell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Thomas R. Wall, IV

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons George E. Matelich

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Michael B. Goldberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons David I. Wahrhaftig

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank K. Bynum, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Philip E. Berney

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Frank J. Loverro

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons James J. Connors, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Church M. Moore

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Stanley de J. Osborne

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Christopher L. Collins

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Anna Lynn Alexander

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Howard A. Matlin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons John K. Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Henry Mannix, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Matthew S. Edgerton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	Names of Reporting Persons Stephen C. Dutton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 Class A shares

	8	Shared Voting Power 46,727,603 Class A shares*

	9	Sole Dispositive Power 0 Class A shares

	10	Shared Dispositive Power 46,727,603 Class A shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,727,603 Class A shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 23.2%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the Reporting Persons own (i) 39,798,058 Class B shares owned of record by KIA VIII and (ii) 6,929,545 Class B shares owned of record by KEP VI AIV, which are exchangeable for Class A shares as described herein. Pursuant to the Partnership Agreement, KIA VIII and KEP VI AIV will each have the benefit of the Exchange Right. As a result, the Reporting Persons may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. See Items 3 through 5 hereof.

**

Based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger (as defined herein), and assuming the outstanding Class B shares (46,727,603) and a corresponding number of Units held by the Reporting Persons were exchange for newly-issued Class A shares on a one-for-one basis, for a combined total of 201,605,899 Class A shares. This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent approximately 16.7% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 amends and supplements the Schedule 13D, dated May 22, 2015, as amended and supplemented to date.

Item 1. Security and Issuer.

Item 1 is hereby amended by replacing the reference to “Tallgrass Energy GP, LP, a Delaware limited partnership” with “Tallgrass Energy, LP, a Delaware limited partnership formerly known as Tallgrass Energy GP, LP.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

On June 30, 2018 at 11:59 p.m. Central Daylight Time (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated as of March 26, 2018 (the “Merger Agreement”), by and among the Issuer, Tallgrass Equity, LLC, Tallgrass Energy Partners, LP, a Delaware limited partnership (“TEP”), Razor Merger Sub, LLC, a Delaware limited liability company and indirect subsidiary of Tallgrass Equity, LLC and its subsidiaries (“Merger Sub”) and Tallgrass MLP GP, LLC, a Delaware limited liability company, Merger Sub merged with and into TEP, with TEP surviving as a wholly-owned subsidiary of Tallgrass Equity, LLC and its subsidiaries (the “TEP Merger”). At the Effective Time, each common unit representing a limited partner interest in TEP outstanding immediately prior to the TEP Merger (other than those held by Tallgrass Equity, LLC and its subsidiaries) converted into the right to receive 2.0 Class A shares.

None of the Reporting Persons acquired or disposed of Class A shares, Class B shares or Units in connection with the TEP Merger. However, the Reporting Persons’ beneficial ownership of Class A shares, expressed as a percentage of Class A shares issued and outstanding, decreased as a result of the TEP Merger. Following the TEP Merger, the Reporting Persons beneficially own 23.2% of the Class A shares issued and outstanding versus 44.6% of the Class A shares issued and outstanding as of the date of Amendment No. 2 to Schedule 13D filed with the SEC on February 9, 2018. These calculations assume the outstanding Class B shares and a corresponding number of Units held by the Reporting Persons on the date of determination were exchanged for newly-issued Class A shares on a one-for-one basis and do not include the Class B shares held by other holders, which may be exchanged with a corresponding number of Units at the option of the holder for newly-issued Class A shares.

Item 4. Purpose of Transaction.

The fourth paragraph of Item 3 is hereby amended and restated in its entirety as follows:

Under the Tallgrass Energy GP, LLC Long-Term Incentive Plan adopted by the General Partner (the “LTIP”), Tallgrass Energy GP, LLC, a Delaware limited liability company, formerly known as TEGP Management, LLC, and the general partner of the Issuer (the “General Partner”), may, on behalf of the Issuer, grant unrestricted shares, restricted shares, equity participation shares, options and share appreciation rights to employees of the General Partner and its affiliates who perform services for the Issuer and its affiliates, non-employee directors of the General partner and consultants who perform services for the Issuer and its affiliates.

Item 4 is hereby amended and supplemented by adding the following as a new paragraph immediately after the fourth paragraph:

The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. All of Holdings’ executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s shareholders. As the sole member of the General Partner, Holdings will have the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Second Amended and Restated Limited Liability Company Agreement of the General Partner.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) KIA VIII owns of record 39,798,058 Class B shares and KEP VI AIV owns of record 6,929,545 Class B shares, which, based on the total number of Class A shares (154,878,296) issued and outstanding as of July 2, 2018, the date on which the Issuer filed a Current Report on Form 8-K reporting the closing of the TEP Merger, and assuming the Reporting Persons’ exercise of the Exchange Right in full, represents 19.7% and 3.4% of the outstanding Class A shares (on an as-converted basis assuming full exercise of the Reporting Persons’ Exchange Right). This calculation does not include exchange of the 78,577,856 Exchange Units held by other Exchange Right Holders, which may be exchanged at the option of the respective holders thereof for an aggregate of 78,577,856 newly-issued Class A shares as described herein. Assuming the conversion of all such Exchange Units pursuant to the Exchange Right, the Reporting Persons’ beneficial ownership would represent an aggregate of approximately 16.7% of the Class A shares.

Kelso GP VIII, LLC (“GP VIII, LLC”) is the general partner of KIA VIII (Rubicon) GP, L.P. (“GP VIII, L.P.” and, together with GP VIII, LLC, the “Kelso GPs”). GP VIII, L.P. is the general partner of KIA VIII. Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, GP VIII, LLC and GP VIII, L.P. could be deemed to share beneficial ownership of securities owned of record or deemed to be beneficially owned by KIA VIII. GP VIII, LLC and GP VIII, L.P. each disclaim beneficial ownership of all of the securities reported herein pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

KIA VIII and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. KIA VIII and KEP VI AIV each disclaim beneficial ownership of all of the securities deemed to be beneficially owned by the other pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither of the Kelso GPs owns of record any Class B shares or other equity of the Issuer. However, the Kelso GPs and KEP VI AIV, due to their common control, could be deemed to beneficially own each of the other’s securities. The Kelso GPs and KEP VI AIV each disclaim beneficial ownership of all of the securities owned of record or deemed to be beneficially owned by the other or owned of record by KIA VIII pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed to be an admission of beneficial ownership of all of the reported securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

None of Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim, Henry Mannix, III, Matthew S. Edgerton and Stephen C. Dutton (the “Kelso Individuals”) owns of record any Class B shares or other equity of the Issuer. However, the Kelso Individuals could be deemed to share beneficial ownership of securities owned of record by KIA VIII and KEP VI AIV or deemed to be beneficially owned by GP VIII, LLC or GP VIII, L.P., by virtue of their status as managing members of KEP VI AIV and of GP VIII, LLC. The Kelso Individuals each disclaim beneficial ownership of such securities pursuant to Rule 13d-4 under the Act, and this report shall not be deemed to be an admission that any of the Kelso Individuals is the beneficial owner of these securities for the purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record) that it is the beneficial owner of any of the Class B shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by KIA VIII and KEP VI AIV, solely with respect to their respective holdings of the Class B shares that they own of record).

(b) The information set forth in Items 7 through 11 of the cover pages hereto and the information set forth in Item 2 hereof are incorporated herein by reference.

(c) The information set forth in Item 4 hereof is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) Class B shares are not entitled to receive distributions, and are not registered under the Securities Act of 1933, as amended, and as such are subject to restrictions on transfer. Subject to the foregoing, and taking into account the Exchange Rights with respect to the Class B shares, the Reporting Persons have the right to receive distributions on Class A shares received in exchange for, and the proceeds from the sale of, the Class B shares reported by such Reporting Persons on the cover pages of this Schedule 13D and in this Item 5.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibit 99.2 as follows:

Exhibit 99.2

Second Amended and Restated Agreement of Limited Partnership of Tallgrass Energy, LP, dated July 1, 2018 (filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

Item 7 is hereby amended and supplemented by adding the following exhibit in numerical order:

Exhibit 99.9

Second Amended and Restated Limited Liability Company Agreement of Tallgrass Energy GP, LLC, dated July 1, 2018 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2018 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 3, 2018

Kelso GP VIII, LLC

By:	*

KIA VIII (Rubicon) GP, L.P.

By:	Kelso GP VIII, LLC,
its general partner

By:	*

KIA VIII (Rubicon), L.P.

By:	KIA VIII (Rubicon) GP, L.P.,
its general partner

By:	Kelso GP VIII, LLC,
its general partner

By:	*

KEP VI AIV (Rubicon), LLC

By:	*

Frank T. Nickell

*

Thomas R. Wall, IV

*

George E. Matelich

*

Michael B. Goldberg

*

David I. Wahrhaftig

*

Frank K. Bynum, Jr.

*

Philip E. Berney

*

Frank J. Loverro

*

James J. Connors, II

*

Church M. Moore

*

Stanley de J. Osborne

*

Christopher L. Collins

*

A. Lynn Alexander

*

Howard A. Matlin

*

John K. Kim

*

Henry Mannix, III

*

Matthew S. Edgerton

*

Stephen C. Dutton

*

*By:	/s/ Rosanna T. Leone
Rosanna T. Leone
Attorney-in-Fact**

** The Powers of Attorney filed with the Securities and Exchange Commission with the Forms 3, dated May 11, 2015, in respect of the securities of Tallgrass Energy GP, LP by Kelso GP VIII, LLC, KIA VIII (Rubicon) GP, L.P., KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore, Stanley de J. Osborne, Christopher L. Collins, A. Lynn Alexander, Howard A. Matlin, John K. Kim and Henry Mannix, III and the Powers of Attorney filed with the Securities and Exchange Commission with the Forms 3, dated March 21, 2016, in respect of the securities of Tallgrass Energy GP, LP by Matthew S. Edgerton and Stephen C. Dutton are hereby incorporated by reference.